Filed by J1 Holdings Inc.CNBC Interview: Full Transcript

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

CNBC Interview: Full Transcript

Air Time: Apr 13, 2021 06:31 pm

Local Broadcast Time: 6:31 AM EDT

0:00 Andrew:

Check this out. We’ve got a huge deal this morning. Southeast Asia’s Grab is going public via SPAC. It is merging with Brad Gerstner’s Altimeter Growth Corporation. It is the largest SPAC merger to date, representing expected equity valuation of nearly 40 billion dollars. It is going to generate approximately 4.5 billion dollars in cash proceeds to Grab. Altimeter is committing 750 million dollars of the 4-billion-dollar pipe. There are a lot of other big investors involved in this one, jumping in now on de-SPAC, including BlackRock, Fidelity and T. Rowe Price. And joining us right now, first on CNBC, is Grab CEO and Co-founder, Anthony Tan. It is great having Anthony on the program, congratulations on this transaction.

I have known Anthony for quite some time, so I must just personally congratulate you because I know this is a milestone and something you have been looking forward to for quite some time, Anthony.

Let’s talk about this, let’s talk about what you’re going to do with the cash and what this company looks like going forward. For those that are uninitiated, this really is a superapp. You almost own the Southeast Asia economy when it comes to travel and this sort of Uber-like space for those folks who are trying to comp it to the United States.

The eating space, the online mobile banking space, what does this business look like today, in the post-pandemic world, given that we have just been getting some numbers from the likes of Uber and others about what is happening?

1:31 Anthony Tan:

Hey, really Andrew, it’s a pleasure to be here and good morning to all of you. And just to quickly share, you know, I remember years ago when we were talking to investors, some folks didn’t even know where Southeast Asia was on the map. So, you are right, today as we announced what is expected to be the largest U.S. equity offering in Southeast Asia, or by a Southeast Asian company, it is really a proud moment. And it just shows this validation, validation of the tremendous opportunity right here in the region and that the superapp strategy works. And if I’m not wrong Andrew, you talked about the superapp strategy, would you mind if I quickly give a quick intro on what it is?

2:14 Andrew:

Yeah, tell people because we don’t have a superapp in the United States. So, some people may be unfamiliar.

2:21 Anthony Tan:

Sure, so Andrew, think about it this way. In Southeast Asia, you book a car with Grab, you are ordering your food with Grab, you are investing with Grab, in the car with 1 dollar. You are buying insurance; you are paying bills all in one app.

What is more interesting is actually on a driver side. The driver has a superapp and the driver is able to toggle between food delivery, grocery delivery and helping you with domestic remittances, with multiple jobs. So that way, the driver has very little dead time. When the driver has very little dead time, it is just much more an efficient delivery network. And these savings are passed on to the consumer and then when the consumers are happy, more come on, more merchants come on because they want more business. And as more merchant selection grows, more consumers come on.

3:15 Andrew:

So, speak to this, if you could, in terms of just what the growth strategy looks like, what you think the business looks like two, three years out from now. And specifically, to the extent if you can speak to it, when you think this becomes a profitable business.

3:32 Anthony:

Sure. What is going to happen over the next three-to-five years – so first of all, Southeast Asia is just a very exciting opportunity. You are looking just at the core spaces where we are at, we are a category leader in ride-hailing, in food delivery and in mobile payments. And you are talking about a 180 billion addressable market opportunity here. Now, when you think about how we have grown, we have really grown and grown sustainably.

So, I’ll give you an example in food delivery, we actually entered late and there were many incumbents then. And over the past three years, we have proven ourselves to be number one in food delivery across the region. And five out of six of our markets today, are EBIDTA segment positive. So, you can actually grow sustainably and grow well.

4:30 Andrew:

In terms of deciding to do this as a SPAC versus a traditional IPO, what was the thinking behind it?

4:40 Anthony:

Well Andrew, we have been thinking about going IPO for a year now and we said what is the best way. And we found this was the better way to IPO and specifically Brad, who you know, Altimeter, they have just been a great partner.

Why? Three quick reasons. One, they have been able to prove really long-term commitment. You wrote it in your article, Andrew, about saying “Hey, are they aligned?”. And they have committed a three-year lock up for their promote shares. Three-year lock up.

Number two is they have really committed real money. They have committed 750 million, actually committed more than that, a 1.2 billion with a 500 million back stop, and then we negotiated and said 750 million. That’s more than 15% of our pipe, and that shows real commitment.

And the third is he shares so much values with us. Even though we had so many suitors, I remember Brad shared, right on, at the forefront, he said “Anthony, I believe in your mission. I’m going to contribute 10% of our promote to the GrabForFood fund, because I believe in serving the driver partners and the merchant partners in Southeast Asia”.

And you know, just one more thing, he’s been in the trenches with us, both Brad and Chris, and what we have seen is that we have been able to secure a world class day one cap table, of all the investors you mentioned.

6:11 Andrew:

Anthony, speak to the competitive environment in Southeast Asia, right now, because you’re right, you are the market leader in all of these different spaces and in certain instances, like food delivery, you crush the competition. The question I would ask, and I know investors are, I imagine, thinking about are, are others going to come into this space to try to disrupt you at this point?

6:37 Anthony:

Well, first of all, we respect our peers tremendously. It is really not easy to get here. But just to state matter of fact, we are the category leader, we are the regional leader, whether it is in Indonesia or across the region, in food delivery, in ride-hailing and in mobile payments. And one key reason is because we’ve been able to not only build just for Indonesia, but also across the region, we’ve diversified across the region.

So, we’ve been really resilient, even in the toughest times during COVID, we were able to pivot our driver supply to do other jobs. So, if you look at, there’s no one country that makes up more than 35% of our total revenues. So, having that resilience and that regional diversification has really helped us.

7:28 Andrew:

And, and in terms of where this business goes from here, if we had this conversation three years from now, are we going to be talking about the food delivery business? Or are we going to be talking about the online banking business? Are we going to be talking about just, you know drivers picking people up off the street? When you look at sort of the growth engines and where you see the opportunity, which is it?

7:53 Anthony:

Number 1, we’re in the process of building and continuing to build. Hopefully, one day, the most efficient, the best lowest cost delivery on demand platform that you will see in the region, delivering goods and services, for whatever consumers may need in the region.

Number two is, we’re revolutionizing digital payments, financial services and digital banking, as you shared. So really, it is these two things. Think about this way Andrew, we are building the future of virtual roads, the road infrastructure of the digital economy for Southeast Asia.

8:35 Andrew:

And Anthony should we always think about you, as a player that wants to own the Southeast Asian market, or should we think about you as somebody who may want to expand into other regions as well?

8:47 Anthony:

Well, Andrew how I see this, where do we have a real competitive advantage? We’ve worked very well with all the governments here. We’ve gone hand in hand, working with, whether it’s with the Malaysian Government when they wanted to disperse funds, their COVID relief funds through our wallet Grab Pay or whether it is with the Indonesian Ministry of Health through COVID vaccination efforts. We’ve helped vaccinate over 25,000 people across Indonesia. So, that type of competitive advantage, working all across the region with all the governments, hand in hand, that’s something we have for the region.

9:27 Andrew:

Okay Anthony, congratulations. It’s great to see a success story of a great entrepreneur, and we wish you lots of luck, we hopefully should follow your progress throughout this, so please come on back. We should also mention, we’ve got a programming note for viewers this morning because Altimeter CEO Brad Gerstner, is going to join the gang on The Halftime Report a little later today. Another conversation you don’t want to miss.

- END-

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), J1 Holdings Inc. (“PubCo”) and Altimeter Growth Corp. (“AGC”), and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements and financial forecasts and projections contained in this document are subject to a number of factors, risks and uncertainties. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the timing and structure of the business combination; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the inability of the parties to successfully or timely consummate the business combination, the PIPE investment and other transactions in connection therewith, including as a result of the COVID-19 pandemic or the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of AGC or Grab is not obtained; the risk that the business combination disrupts current plans and operations of AGC or Grab as a result of the announcement and consummation of the business combination; the ability of Grab to grow and manage growth profitably and retain its key employees including its chief executive officer and executive team; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the business combination; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to Grab; the amount of redemption requests made by AGC’s shareholders and the amount of funds available in the AGC trust account; the overall level of demand for Grab’s services; general economic conditions and other factors affecting Grab’s business; Grab’s ability to implement its business strategy; Grab’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on Grab’s business, Grab’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to Grab’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; Grab’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, Grab’s technology infrastructure; changes in tax laws and liabilities; and changes in legal, regulatory, political and economic risks and the impact of such changes on Grab’s business. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, AGC’s Quarterly Report on Form 10-Q and other documents filed by PubCo or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while PubCo, AGC and Grab may elect to update these forward-looking statements at some point in the future, PubCo, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

PubCo intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Grab’s shareholders in connection with the completion of the proposed business combination. AGC and PubCo also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement has been filed and declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, PubCo, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to AGC. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, PubCo and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions will be set forth in PubCo’s proxy statement/prospectus when it is filed with the SEC. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.